Exhibit 12


                              SILGAN HOLDINGS INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


The following table sets forth Silgan Holdings Inc.'s computation of its ratio of earnings to fixed charges for the three months ended March 31:

                                                           2004          2003
                                                           ----          ----
                                                         (Dollars in thousands)

Earnings before fixed charges:

       Income before income taxes and
           equity in losses of affiliate ..........      $18,322       $ 7,232

       Interest and other debt expense ............       15,222        18,789

       Interest portion of rental expense .........          199           195
                                                         -------       -------

       Earnings before fixed charges ..............      $33,743       $26,216
                                                         =======       =======

Fixed charges:

       Interest and other debt expense ............      $15,222       $18,789

       Interest portion of rental expense .........          199           195

       Capitalized interest .......................          103           575
                                                         -------       -------

       Total fixed charges ........................      $15,524       $19,559
                                                         =======       =======

Ratio of earnings to fixed charges ................         2.17          1.34